

April 24, 2012

<u>Via E-Mail</u>

Mr. Anthony Smeraglinolo
President and Chief Executive Officer
Engility Holdings, Inc.
1320 Braddock Place
Alexandria, Virginia 22314

> **Re: Engility Holdings, Inc.**
> **Form 10-12B**
> **Filed March 29, 2012**
> **File No. 001-35487**

Dear Mr. Smeraglinolo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Based on the effective date of the Form 10, please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulation S-X.

2. Please include a specific and comprehensive discussion of the underlying reasons why you intend to obtain new debt and distribute the proceeds to L-3. Please also provide pro forma balance sheet disclosures alongside the most recent historical balance sheet in your financial statements and alongside the most recent balance sheet data in your Selected Financial Data that reflect the impact of the anticipated distribution to L-3.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 41</u>

3. Please be advised that we may have additional comments related to the pro forma

financial information when it is completed.

4. We note that you have tax effected the pro forma adjustments using an estimated tax rate of 38.3%. Please clarify how this rate was determined.

5. Refer to note 3 on page 45. Please quantify the material components of the separation costs allocated to you by L-3. Please also explain the specific nature of the costs that are not tax deductible.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Key Performance Measures, page 50

6. We note that you have included a table presenting revenue trends. Please further discuss and disaggregate amounts included in the "Other" component.

Results of Operations, page 51

7. Please discuss and quantify any significant changes in the components of cost of revenues, such as labor and any other material expenses, that impacted combined and segment margins during each period presented.

Professional Support Services, page 54

8. Please discuss the underlying reasons for reduced SSES services revenue. Please also discuss the underlying reasons for the loss of the task order for acquisition and logistics support for the U.S. Marine Corps.

Mission Support Services, page 55

9. Please explain why you lost the Afghanistan Ministry of Defense support contract.

Liquidity and Capital Resources, page 56

10. Please include a specific and comprehensive discussion of how anticipated debt levels could impact your liquidity, including, to the extent applicable, the potential impact of and risks associated with debt covenants.

Critical Accounting Policies, page 59

Goodwill and Identifiable Intangible Assets, page 59

11. We note that you have recognized impairment charges for certain of your reporting units.

We also note the significance of goodwill to your financial statements and the declining trends in revenues and operating margins during the periods presented. Please provide the following additional disclosures:

- Identify your reporting units, including the amount of goodwill allocated to each unit.

- Clarify how you determined the amount of goodwill related to the entities being spun-off and how you allocated goodwill to each reporting unit.

- Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test for each reporting unit.

- Discuss any potential events, trends and/or circumstances that could have a negative effect on estimated fair values.

- Disclose and discuss your basis for the material assumptions underlying your fair value estimates particularly in light of the negative trends in your results during the periods presented and your outlook for 2012.

- Disclose any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

Alternatively, if you have determined that the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination and provide us additional information to support that determination.

12. Please more fully discuss the potential impact of your 2012 outlook and declining DoD budgets on your impairment analyses for goodwill and customer relationships.

Valuation of Deferred Income Tax Assets and Liabilities, page 61

13. Please more fully discuss how you determined that your deferred tax assets are realizable. In this regard, please discuss the impact of projected future taxable income and the impact of your 2012 outlook. In addition, please specifically discuss the nature of any tax planning strategies and quantify your reliance on them. To the extent applicable, please address any potential consequences of the spin-off on your deferred tax assets and liabilities.

Combined Financial Statements

Combined Statements of Operations, page F-4

14. Please separately present selling, general and administrative expenses. Reference Rule 5-03 of Regulation S-X. Please ensure that presentations of your results are revised throughout the filing and that these expenses are separately discussed in MD&A.

15. Please tell us your intentions regarding providing earnings per share data when the distribution ratio is determined.

Combined Statements of Cash Flows, page F-6

16. Please delete the two subtotals presented in cash flows from operating activities. Reference ASC 230.

2. Summary of Significant Accounting Policies, page F-7

Principles of Combination and Basis of Presentation, page F-7

17. Please clarify your estimate of what expenses would have been if you had operated as an unaffiliated entity. Reference Question 2 of SAB Topic 1B1.

Revenue Recognition, page F-8

18. Please disclose and discuss your accounting policy for modifications to revenue arrangements, including the impact of modifications and/or changes in estimates on your financial statements during the periods presented.

19. Please disclose your accounting policy for contract losses.

7. Related Party Transactions and Parent Company Investment, page F-14

20. Please reconcile the allocated expenses disclosed under Allocation of General Corporate Expenses with the corporate allocations disclosed under Parent Company Investment.

21. Please separately present all related party transactions on the face of your financial statements.

10. Commitments and Contingencies, page F-20

Litigation Matters, page F-21

22. In regard to the Al-Quraishi matter, please more specifically discuss:

- Why the proceedings are in the early stages;

- What additional stages you anticipate, including the anticipated timing;

- What specific factual and legal issues need to be resolved; and

- Why you are unable to estimate a range of loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
       Vincent Pagano Jr., Esq.